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SEC Mail Processing Received FEB 27 2018 WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-69270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Flying Cloud Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sansome Street, Suite 1895
(No. and Street)

San Francisco, CA 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bart Mallon (415) 868-5345
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name - if individual, state last, first, middle name)

5251 S. Quebec Street, Greenwood Village, CO 80111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

DM

OATH OR AFFIRMATION

I, Bart Mallon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Flying Cloud Securities LLC as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Bart Mallon
President

~~See Attached~~
Acknowledgement/Jurat

Notary Public

This report contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- ( ) (c) Statement of Income (Loss).
- ( ) (d) Statement of Cash Flows.
- ( ) (e) Statement of Changes in Stockholders' Equity.
- ( ) (f) Statement of Changes in Subordinated Liabilities (not applicable)
- ( ) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- ( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
- (x) (l) An Oath or Affirmation.
- ( ) (m) A Copy of the SIPC Supplemental Report.
- ( ) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
- ( ) (o) Management's assertion letter regarding 15c3-3 Exemption Report

ACKNOWLEDGMENT

California All-Purpose Acknowledgment

> A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California))
County of San Francisco)) *ss.*

On February 26, 2018 before me, Trish Casey, Notary Public, personally appeared Bart Mallon, who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) ~~is/are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ie~~s), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under **PENALTY OF PERJURY** under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Trish Casey
Signature of Notary Public *LS*

TRISH CASEY
Notary Public – California
San Francisco County
Commission # 2165929
My Comm. Expires Oct 20, 2020

Attached Loose Certificate, Acknowledgment for document:

Annual Audit Report
2/26/2018

Flying Cloud Securities LLC
Report Pursuant to Rule 17a-5(d)
Year Ended December 31, 2017

The report is filed in accordance with Rule 17a-5(e)(3) under Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members of
Flying Cloud Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Flying Cloud Securities LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Flying Cloud Securities LLC's auditor since 2014.

Greenwood Village, Colorado
February 16, 2018

FLYING CLOUD SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

ASSETS		
Cash and cash equivalents	$	90,044
Commission receivable		831,301
Prepaid expenses		9,541
	$	930,886

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Commission payable	$	829,864
Accounts payable and other liabilities		4,300
		834,164
Commitments and Contingencies (Notes 3 and 5)		
MEMBERS' EQUITY (Note 2)		96,722
	$	930,886

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Flying Cloud Securities LLC (the "Company"), is a Delaware limited liability company, organized in 2013 to engage in private placements of securities. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority, Inc. ("FINRA"). The Company was formed on March 11, 2013 and was approved by the SEC and the FINRA as a broker-dealer on April 24, 2014, whereby the Company commenced operations.

15c-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company considers all highly-liquid investments purchased with an original maturity of three months or less on the purchase date to be cash equivalents. As of December 31, 2017, the Company does not have deposits in excess of the FDIC insured amount of $250,000.

Revenue Recognition

The Company derives its revenue from capital raising activities, in the form of private placements of securities. Commission revenue is recognized as income when it is earned, as defined in the respective engagement letters. This is typically at the closing of the sale of securities of the non-public companies.

Accounts Receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are null.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

***Income Taxes** (concluded)*

provision for income taxes is reflected in the accompanying financial statements. However, the Company is still required to file a tax return. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Taxable years since 2014 are subject to examination.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2017, the Company had net capital and net capital requirements of $45,616 and $55,611, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 18.29 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1, during its fiscal year of operations. The net capital deficiency was corrected as of January 16, 2018.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement, effective April 24, 2013, with Cole-Frieman & Mallon LLP, in which the affiliate pays expenses on behalf of the Company. The Company pays the affiliate $150 per month for office space, minor administrative services and technology services. This amount approximates the Company's portion of these expenses. The total amount paid to the affiliate for the period was $1,650 and is included in Rent Expense in the Statement of Income. In addition, the lease agreement may be terminated with a 60 day notice.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company could be threatened with or named as a defendant in lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2017, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.